[Company Letterhead]

October 21, 2009

BY EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:  Supplemental Response Letter—Grupo Televisa, S.A.B. (“Televisa”) Annual Report on Form 20-F for 2008

Dear Mr. Spirgel:

By letter dated August 13, 2009, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual report on Form 20-F filed by Televisa on June 30, 2009 (the “Initial Comment Letter”).  Televisa responded to the Initial Comment Letter via a supplemental response letter dated October 1, 2009 (the “Supplemental Response”).  By letter dated October 16, 2009, the Commission provided certain additional comments related to the Supplemental Response (the “Subsequent Comment Letter”).  The Commission asked Televisa to respond to the Subsequent Comment Letter or tell the Commission when they will respond within ten business days.  On October 19, 2009, counsel for Televisa contacted Jessica Plowgian by telephone to request an extension of that deadline through November 6, 2009. Ms. Plowgian granted Televisa’s request. Consequently, Televisa undertakes to submit a response to the Commission’s Subsequent Comment Letter by Friday,  November 6, 2009.

Televisa appreciates your cooperation in granting an extension of the deadline for our response to the Commission on November 6, 2009.  Please don’t hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

By:  /s/  Joaquín Balcárcel Santa Cruz
Name:   Joaquín Balcárcel Santa Cruz
Title:     Vice President — Legal and General Counsel of Grupo Televisa, S.A.B.

Cc:  Jessica Plowgian, Securities and Exchange Commission
Emilio Azcárraga Jean, Grupo Televisa, S.A.B.
Kenneth Rosh, Fried, Frank, Harris, Shriver & Jacobson LLP
Loryn Halper, Fried, Frank, Harris, Shriver & Jacobson LLP